

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2020

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
19 W. Flagler St., Suite 902
Miami, FL 33130

> **Re: Cuentas, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2020**
> **File No. 000-54923**

Dear Mr. Daniel:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: David Selengut, Esq.